SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 07 May, 2019

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 01 April 2019
Exhibit 1.2	Director/PDMR Shareholding dated 03 April 2019
Exhibit 1.3	Director/PDMR Shareholding dated 05 April 2019
Exhibit 1.4	BP p.l.c. Notice of Annual General Meeting 2019 dated 10 April 2019
Exhibit 1.5	Director/PDMR Shareholding dated 11 April 2019
Exhibit 1.6	Total Voting Rights dated 30 April 2019
Exhibit 1.7	Director/PDMR Shareholding dated 02 May 2019
Exhibit 1.8	Director Declaration dated 02 May 2019
Exhibit 1.9	Company Secretary Change dated 07 May 2019

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert John Sawers
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$6.981	110
d)	Aggregated information - Volume - Price - Total	110 $6.981 $767.91
e)	Date of the transaction	29 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Avril Shelley Helen Sawers
2	Reason for the notification
a)	Position/status	Person Closely Associated with Robert John Sawers
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$6.981	110
d)	Aggregated information - Volume - Price - Total	110 $6.981 $767.91
e)	Date of the transaction	29 March 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his ordinary shareholding in his vested share account
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.57551	7,629
d)	Aggregated information - Volume - Price - Total	7,629 £5.57551 £42,535.57
e)	Date of the transaction	29 March 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mehmet Tufan Erginbilgic
2	Reason for the notification
a)	Position/status	Chief Executive Downstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme, in relation to his Global ShareMatch holding
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.585	37
d)	Aggregated information - Volume - Price - Total	37 £5.585 £206.64
e)	Date of the transaction	29 March 2019
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or connected persons

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ian Davis
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP Scrip Dividend Programme
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$6.981	738
d)	Aggregated information - Volume - Price - Total	738 $6.981 $5,151.98
e)	Date of the transaction	29 March 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.4

BP P.L.C. NOTICE OF ANNUAL GENERAL MEETING

BP p.l.c. ('the Company') announces that the Notice of Meeting for the BP 2019 Annual General Meeting has been published along with the proxy card and notification of availability. The BP Notice of Meeting 2019 is publicly available via a direct link at www.bp.com/notice.

Copies of the documents have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/nsm.

Copies of all of these documents may also be obtained from:

The Company Secretary's Office
BP p.l.c.
1 St James's Square
London
SW1Y 4PD
Tel: +44 (0)20 7496 4000

The Annual General Meeting will take place at Aberdeen Exhibition and Conference Centre, Scotland on Tuesday 21 May 2019 and will start at 11.00am. The total of the votes cast by shareholders for or against or withheld on each resolution to be put to the meeting will be published on www.bp.com on or shortly before Wednesday 22 May 2019.

Exhibit 1.5

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.7400	55
d)	Aggregated information - Volume - Price - Total	55 £5.7400 £315.70
e)	Date of the transaction	10 April 2019
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.7400	55
d)	Aggregated information - Volume - Price - Total	55 £5.7400 £315.70
e)	Date of the transaction	10 April 2019
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.6

BP p.l.c.
Total voting rights and share capital

As at 30 April 2019, the issued share capital of BP p.l.c. comprised 20,347,067,634 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,261,556,986. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 20,352,150,134. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

Exhibit 1.7

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Sale of shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£5.596	347,630
d)	Aggregated information - Volume - Price - Total	347,630 £5.596 £1,945,337.48
e)	Date of the transaction	30 April 2019
f)	Place of the transaction	London Stock Exchange XLON

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.8

BP p.l.c.
Notification of changes of Director's details

BP p.l.c. announces that Mr Alan Boeckmann, Non-Executive Director of BP p.l.c. has advised that he became a Director of Fluor Corporation, a company listed on the New York Stock Exchange, on 1 May 2019.

This notice is given in fulfilment of the obligation under paragraph 9.6.14R (2) of the Listing Rules.

Exhibit 1.9

BP p.l.c.
BP Company Secretary change

Following previous announcements on 4 and 10 December 2018 (RNS no. 4055J and 0280K respectively), BP p.l.c. are pleased to announce that Ben Mathews has today been formally appointed as BP's Company Secretary.  Jens Bertelsen has resigned as the Company Secretary with immediate effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 10 May 2019
/s/ B. MATHEWS
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B. MATHEWS
Company Secretary